Via Facsimile and U.S. Mail
Mail Stop 4720

March 29, 2010

Richard Revelins
Chief Financial Officer
Prana Biotechnology Limited
Level 2, 369 Royal Parade
Parkville, Victoria 3052
Australia

Re: **Prana Biotechnology Limited**
     Form 20-F for the Fiscal Year Ended June 30, 2009
     Filed September 24, 2009
     File Number: 000-49843

Dear Mr. Revelins:

        We have reviewed your filing and have the following comment. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Income Statements, page F-3

  1. Please revise your disclosure to clarify if 'personnel expenses' includes salaries of employees involved in research and development activities including whether consultancy fees paid to clinicians and scientists are related to research and development.   If so, please tell us why these salaries/fees are not included in 'research and development expenses' on the income statement or why you have

not otherwise disclosed total research and development expense as required by paragraph 126 of IAS 38.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant